QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedule A

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	March 31, 2004	2004	05	14
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	05	14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2004	05	14

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars, unaudited)

	March 31, 2004 $	December 31, 2003 $
Assets

Current assets
Cash and cash equivalents (note 5)	61,307	16,428
Marketable securities (market value: $10,235; 2003: $9,730)	1,597	1,457
Accounts receivable	835	339
Prepaid expenses	286	234

	64,025	18,458

Restricted cash (note 7)	2,500	--

Reclamation deposits	154	153

Mineral property costs	69,729	66,491

Property, plant and equipment	564	111

	136,972	85,213

Liabilities
Current liabilities
Accounts payable and accrued liabilities	991	725
Current portion of provision for reclamation	248	248
Mineral property payable	552	526
Current portion of long-term debt	57	66

	1,848	1,565

Provision for reclamation	1,072	1,043

Long-term debt	43	75

	2,963	2,683

Shareholders' Equity
Capital stock (note 4)
Authorized - 100,000,000 common shares without par value
Issued - 47,205,969 common shares (2003 - 42,604,832)	158,530	113,537

Share subscriptions	25	455

Stock options	3,959	170

Warrants	7,011	--

Deficit	(35,516)	(31,632)

	134,009	82,530

	136,972	85,213

Approved by the Board of Directors:

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
R.E. Gordon Davis Director	William Meyer Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
For the three months ended March 31
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

	2004 $	2003 $
Exploration and mineral property costs
Property examination and exploration	106	91
Reclamation	25	42

	(131)	(133)

Expenses
Depreciation	6	5
General and administration	348	289
Professional fees	33	47
Salaries and employee benefits	71	157
Stock-based compensation	87	--

	(545)	(498)

Other income (expenses)
Investment income	325	80
Gain on sale of marketable securities	324	--
Loss on sale of assets	(2)	--
Gain on sale of mineral properties	437	--
Foreign exchange gain (loss)	212	(536)

	1,296	(456)

Income (loss) for the period	620	(1,087)

Deficit - Beginning of period	(31,632)	(27,694)

Adjustment for stock-based compensation (note 3)	(4,504)	--

Deficit - Beginning of period, as restated	(36,136)	(27,694)

Deficit - End of period	(35,516)	(28,781)

Weighted average number of shares outstanding	45,943,030	39,320,218

Basic and diluted income (loss) per common share	0.01	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF OF CASH FLOWS
For the three months ended March 31
(expressed in thousands of Canadian dollars — unaudited)

	2004 $	2003 $
Cash flows from operating activities
Income (loss) for the period	620	(1,087)
Items not affecting cash
Depreciation	6	5
Options issued to non-employees	87	--
Gain on sale of mineral properties	(437)	--
Gain on sale of marketable securities	(324)	--
Provision for reclamation	19	34
Foreign exchange loss	5	465

	(24)	(583)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(548)	(85)
Accounts payable and accrued liabilities	(260)	(176)

	(832)	(844)

Cash flows from financing activities
Shares and warrants issued for cash	51,672	856
Share issue cash costs	(925)	(35)
Repayment of long-term debt	(41)	(45)
Share subscription received	25	--

	50,731	776

Cash flows from investing activities
Mineral property costs	(2,678)	(2,377)
Purchase of property, plant and equipment	(461)	(8)
Restricted cash	(2,500)	--
Proceeds from sale of investments	621	--
Proceeds from sale of assets	2	--
Reclamation deposit (advance) recovery	--	(79)

	(5,016)	(2,464)

Foreign exchange (loss) gain on foreign cash held	(4)	(525)

(Decrease) increase in cash and cash equivalents	44,879	(3,057)

Cash and cash equivalents - Beginning of period	16,428	17,342

Cash and cash equivalents - End of period	61,307	14,285

Comprised of:
Cash on hand and balances held with banks	1,981	1,951
Short-term deposits	59,326	12,334

	61,307	14,285

Supplementary cash flow information (note 5)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

1.	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company except as described in note 3. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

3.	Accounting policy change

Effective January 1, 2004, the company adopted the fair value based method of accounting for stock-based compensation which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to share capital and $4,169,000 options, respectively, at January 1, 2004.

Had compensation expense been recorded using the fair value method for the three months ended March 31, 2003, the company’s loss and loss per share would have been adjusted to the pro forma amounts indicated below:

3.	Accounting policy change — continued

Three months ended March 31, 2003 $

Loss for the period
As reported	1,087,000
Compensation expense	1,182,000

Pro forma	2,269,000

Basic and diluted loss per share
As reported	0.03
Pro forma	0.06

4.	Outstanding shares and related information

(a)	Shares
During the three months ending March 31, 2004, the company:

(i)

Issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000; issued 26,000 warrants valued at $120,000 and paid $925,000 in cash as finders’ fees and other costs relating to this placement;

(ii)	Issued 1,306,287 shares for proceeds of $5,853,000 pursuant to the exercise of common share purchase warrants; and
(iii)	Issued 308,600 shares for proceeds of $1,868,000 pursuant to the exercise of stock options.

(b)	Warrants
At March 31, 2004, 2,992,358 share purchase warrants were issued and outstanding at exercise prices ranging from $4.80 to $18.50 with weighted average remaining lives of 1.1 years.

(c)	Options

During the period ending March 31, 2004, the company granted a total of 10,000 common share stock options valued at $53,000 to a non-employee of the company. A further 7,188 options granted to employees prior to 2004 vested during the quarter valued at $34,000. The total number of options outstanding at the end of the quarter were 1,547,069 with prices ranging from $1.90 to $20.50 with weighted average remaining lives of 3.4 years. This represents 3.3% of issued outstanding common capital.

4.	Outstanding shares and related information — continued

The fair value of stock options granted to employees, directors and non-employees was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2004	2003

Expected dividend yield (%)	Nil	Nil
Average risk-free interest rate (%)	2.08	3.7
Expected life (years)	1.0	2.5
Expected volatility (%)	56	50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

5.	Supplementary cash flow information

(a)	Non-cash financing and investing activities were:

	Three months ended March 31
	2004	2003

Non-cash financing activities
Option value assigned to mineral property	--	18
Shares issued for finders fees	(393)	--
Warrants issued for finders fees	(192)	--
Finders fees satisfied by issue of shares and warrants	585	--
Values assigned to options	(87)	--
Adjustment for stock-based compensation	(4,504)	--
Shares issued relating to share subscription	(455)
Assigned value of options exercised	802	--
Capital stock issued	(802)	--

	(5,046)	18

Non-cash investing activities
Receivable settled in shares	--	50
Option value assigned to mineral property	--	18
Reclamation capitalized to mineral property	8	26
Mineral property accrual	552	--
Foreign exchange component included in reclamation	3	--

	563	94

(b)	Interest paid during the period was $4,500 (2003 — $5,200).

6.	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

Three months ended March 31, 2004

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $

Property, plant and
equipment	--	1	456	--	107	--	--	564
Mineral property
costs	25,393	17,252	6,923	4,495	4,003	11,098	565	69,729

	25,393	17,253	7,379	4,495	4,110	11,098	565	70,293

Three months ended March 31, 2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Property, plant and
equipment	--	1	86	--	--	--	87
Mineral property
costs	23,087	16,218	5,593	2,757	1,738	9,258	58,651

	23,087	16,219	5,679	2,757	1,738	9,258	58,738

7.	Restricted Cash

During the quarter ending March 31, 2004, the company lodged a US $1,679,435 bank letter of credit with the U.S. Department of Interior, Bureau of Land Management, relating to reclamation obligations on the Candelaria silver mine in Nevada. The size of this bonding requirement is expected to be reduced over time with the reclamation that has been completed to date. Under the terms and conditions with its banker, the company agreed to lodge $2,500,000 as collateral for the letter of credit and to provide sufficient additional collateral if the Canadian dollar falls below US $0.69.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedules B&C

  ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	March 31, 2004	2004	05	14
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	05	14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2004	05	14

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “B” – SUPPLEMENTARY INFORMATION
For the Three Months Ended March 31, 2004

1.     Schedule of General and Administrative Costs: (expressed in Canadian dollars - unaudited).

Bank charges	$ 3,722
Benefits administration	30
Building maintenance expense	1,937
Computer expenses	6,648
Consulting fees	20,349
Corporate promotion	10,000
Donations	1,093
Drafting supplies	174
Dues and fees	3,345
Entertainment	299
Franchise tax	79
Freight and couriers	1,334
Insurance	63,592
Investor relations - Advertising	13,837
Investor relations - Broker research services	18,523
Investor relations - Consulting services	11,002
Investor relations - Corporate directory listing	1,617
Investor relations - Head office salaries	60,161
Investor relations - Mailing	1,679
Investor relations - Miscellaneous expenses	477
Investor relations - Shipping	1,230
Investor relations - Silver research	10,535
Investor relations - Slide presentations	1,041
Investor relations - Special projects	21,818
Investor relations - Telephone	929
Investor relations - Trade shows and conferences	17,912
Investor relations - Travel expenses	13,084
Investor relations - Web site maintenance	5,750
Licenses	41
Listing and filing fees	33,167
Office supplies and expense	13,289
Parking	170
Payroll administration fee	896
Photocopier expense	2,422
Postage	4,892
Rent	27,009
Shareholder expense - annual meeting	501
Shareholder expense - annual report	3,524
Shareholder expense - mailings	6,415
Shareholder expense - press releases	6,705
Shareholder expense - quarterly reports	45
Storage	980
Subscription and publications	359
Taxi	65
Telephone and fax	5,702
Transfer agents	8,999
Travel	199

$ 407,577
Recoveries: Administration and management fees	(2,500)
Recoveries: General office costs	(57,519)

$347,558

Mineral Property Costs: For the three months ended March 31, 2004 (expressed in Canadian dollars - unaudited)

	Bowdens	Diablillos	Manantial Espejo	Sulphurets	Candelaria	Shafter	San Marcial	La Pitarrilla	La Valenciana	San Agustin	Challacollo	Pirquitas	Berenguela	Sunrise Lake	Maverick Springs	Silvertip	Other Properties	Total
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$

Balance - beginning of period	16,970,759	6,167,534	11,425,910	3,648,439	4,863,951	4,540,204	1,438,133	757,945	267,989	158,971	4,267,089	6,934,322	-	1,263,334	1,397,027	1,959,488	430,268	66,491,363

Acquisitions costs	--	6,393	--	-	--	--	518,588	2,926	6,553	6,394	--	--	551,915	--	--	--	35,198	1,127,967

Administration costs	7,923	3,679	22,495	-	8,549	9,372	964	8,306	--	3,319	472	7,659	5,400	553	519	88	1,561	80,859
Assaying	2,778	963	66,261	-	--	--	--	51,046	--	82,708	--	1,843	--	--	--	--	9,097	214,696
Claim maintenance	--	--	--	-	--	--	--	1,509	--	251	--	--	--	--	--	--	2,629	4,389
Camp costs	--	609	14,136	-	--	--	--	--	--	--	--	935	--	--	--	--	12,849	28,529
Camp equipment	--	--	16,306	-	--	--	--	--	--	--	--	--	--	--	--	--	--	16,306
Consulting	6,750	--	5,336	-	--	23,114	--	--	--	--	1,246	10,043	--	--	--	--	--	46,489
Core shed	--	--	1,020	-	--	--	--	--	--	--	--	--	--	--	--	--	--	1,020
Foreign exchange	--	--	183	-	--	--	--	--	--	--	--	(368)	--	--	--	--	--	(185)
Drafting	944	885	1,781	-	--	586	--	6,933	--	1,593	177	1,711	3,009	--	--	--	446	18,065
Drilling	84,556	--	240,737	-	--	--	--	169,997	--	99,365	--	--	--	--	--	--	--	594,655
Engineering	13,399	--	--	-	643	12,145	--	--	--	--	--	--	--	--	--	--	--	26,187
Environmental	1,769	--	--	-	--	6,877	--	--	--	--	--	--	--	--	--	33,840	--	42,486
Geochemistry	--	--	--	-	--	--	--	--	--	--	6,011	--	--	--	--	--	--	6,011
Geology consult	--	--	14,906	-	--	8,080	1,222	73,909	--	43,700	--	1,431	--	--	--	--	5,440	148,688
Geology salaries	74,314	3,706	45,549	-	6,888	--	1,040	15,199	--	--	4,150	21,895	4,328	--	792	10,032	5,016	192,909
Heavy equipment	--	--	2,709	-	1,474	7,911	--	19,695	--	40,290	--	914	--	--	--	--	--	72,993
Insurance	276	496	1,589	-	1,614	4,378	--	--	--	--	--	160	--	--	--	--	--	8,513
Legal	1,379	2,750	2,165	-	--	--	632	--	--	--	--	2,919	--	--	--	--	639	10,484
Licenses and government fees	1,043	--	487	-	198	653	--	126	--	--	1,912	10,382	--	1,517	165	--	9,559	26,042
Living costs and travel	9,424	46	8,445	-	7,055	5,613	773	14,359	--	3,041	83	--	--	--	--	--	3,574	52,413
Maps and prints	--	71	7,061	-	--	--	--	17,706	--	--	--	--	--	--	--	--	1,243	26,081
Metallurgical consulting
and testing	7,964	--	57,448	-	--	--	--	29,464	--	--	29,191	--	--	--	21,806	1,000	--	146,873
Permitting	--	--	--	-	21,822	--	--	--	--	--	--	--	--	--	--	--	--	21,822
Property taxes	--	--	--	-	2,828	749	--	--	--	--	--	--	--	--	--	--	--	3,577
Rent and lease	8,364	--	--	-	--	48,329	--	--	--	--	--	--	--	--	--	--	--	56,693
Supervision project and
labour	27,266	--	--	-	50,341	25,919	--	1,440	--	1,074	--	6,380	--	--	--	--	545	112,965
Supplies	8,496	--	3,797	-	2,465	(1,659)	--	10,848	--	470	--	238	--	--	--	--	154	24,809
Reclamation	1,360	--	--	-	2,978	--	--	--	--	--	--	--	--	--	--	4,724	--	9,062
Reclamation bond costs	--	--	--	-	15,019	--	--	--	--	--	--	--	--	--	--	--	--	15,019
Value added tax	--	3,873	61,385	-	--	--	--	--	--	--	1,210	2,542	--	--	--	--	--	69,010
Vehicles maintenance and fuel	11,004	867	6,145	-	--	--	31	4,407	--	548	--	1,362	--	--	--	--	8,201	32,565

Costs for the period	269,009	17,945	579,941	-	121,874	152,067	4,662	424,944	--	276,359	44,452	70,046	12,737	2,070	23,282	49,684	60,953	2,110,025

Balance , end of period	17,239,768	6,191,872	12,005,851	3,648,439	4,985,825	4,692,271	1,961,383	1,185,815	274,542	441,724	4,311,541	7,004,368	564,652	1,265,404	1,420,309	2,009,172	526,419	69,729,355

2.	Related Party Transactions:

(a)	During the quarter ended March 31, 2004, the company recorded management fees and expense reimbursement of $49,600 (2003 — $22,700) from companies related by common management. At March 31, 2004, accounts receivable includes $53,900 (2003 — $24,600) from related parties.

(b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

3.	(a)	Securities Issued During the three months ended March 31, 2004:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security ($)	Total Proceeds(1) ($)	Type of Consideration	Commission
Jan 1, 2004	Common Shares	Warrant Exercise	92,900	4.80	455,078(2)	Cash	N/A
Jan. 5, 2004	Common Shares	Option Exercise	10,000	10.35	103,500	Cash	N/A
Jan. 6, 2004	Common Shares	Option Exercise	10,000	8.00	80,000	Cash	N/A
Jan. 6, 2004	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
Jan. 7, 2004	Common Shares	Option Exercise	10,000	8.00	80,000	Cash	N/A
Jan. 8, 2004	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
Jan 8, 2004	Common Shares	Warrant Exercise	30,000	4.80	144,000	Cash	N/A
Jan 9, 2004	Common Shares	Warrant Exercise	4,500	4.80	21,600	Cash	N/A
Jan 12, 2004	Common Shares	Warrant Exercise	200,000	4.80	960,000	Cash	N/A
Jan. 12, 2004	Common Shares	Warrant Exercise	16,000	4.80	77,713	Cash	N/A
Jan. 12, 2004	Common Shares	Warrant Exercise	30,000	4.80	144,000	Cash	N/A
Jan. 12, 2004	Common Shares	Warrant Exercise	5,000	4.80	24,403	Cash	N/A
Jan. 15, 2004	Common Shares	Private Placement	2,955,000(3)	14.80	43,951,356	Cash	$699,300(4)
Jan. 15, 2004	Share Purchase Warrants	Private Placement	1,477,500(3)	--	--	--	--
Jan. 15, 2004	Common Shares	Finder's Fee	31,250(4)	14.80	--	Finder's Fee	N/A
Jan. 15, 2004	Share Purchase Warrants	Finder's Fee	41,625(4)	--	--	Finder's Fee	--
Jan. 19, 2004	Common Shares	Warrant Exercise	30,000	4.80	148,340	Cash	N/A
Jan. 28, 2004	Common Shares	Warrant Exercise	8,900	4.80	43,523	Cash	N/A
Feb. 3, 2004	Common Shares	Warrant Exercise	35,000	4.80	174,251	Cash	N/A
Feb. 6, 2004	Common Shares	Warrant Exercise	20,000	4.80	97,469	Cash	N/A

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security ($)	Total Proceeds(1) ($)	Type of Consideration	Commission
Feb. 9, 2004	Common Shares	Warrant Exercise	147,000	4.80	710,300	Cash	N/A
Feb. 11, 2004	Common Shares	Warrant Exercise	5,000	4.80	23,950	Cash	N/A
Feb. 11, 2004	Common Shares	Option Exercise	5,000	9.10	45,500	Cash	N/A
Feb. 13, 2004	Common Shares	Option Exercise	1,000	2.50	2,500	Cash	N/A
Feb. 16, 2004	Common Shares	Warrant Exercise	60,000	4.80	288,000	Cash	N/A
Feb. 16, 2004	Common Shares	Option Exercise	3,000	8.00	24,000	Cash	N/A
Feb. 17, 2004	Common Shares	Warrant Exercise	114,225	4.80	548,187	Cash	N/A
Feb. 18, 2004	Common Shares	Option Exercise	35,000	3.01	105,350	Cash	N/A
Feb. 18, 2004	Common Shares	Option Exercise	26,000	8.00	208,000	Cash	N/A
Feb. 18, 2004	Common Shares	Option Exercise	12,000	9.10	109,200	Cash	N/A
Feb. 18, 2004	Common Shares	Option Exercise	25,000	10.35	258,750	Cash	N/A
Feb. 19, 2004	Common Shares	Warrant Exercise	30,000	4.80	144,000	Cash	N/A
Feb. 19, 2004	Common Shares	Option Exercise	10,000	8.00	80,000	Cash	N/A
Feb. 25, 2004	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
Feb. 25, 2004	Common Shares	Option Exercise	5,000	3.01	15,050	Cash	N/A
Feb. 27, 2004	Common Shares	Warrant Exercise	15,000	4.80	71,749	Cash	N/A
Mar. 1, 2004	Common Shares	Option Exercise	25,000	3.01	75,250	Cash	N/A
Mar. 1, 2004	Common Shares	Option Exercise	10,000	9.10	91,000	Cash	N/A
Mar. 1, 2004	Common Shares	Option Exercise	40,600	3.01	122,206	Cash	N/A
Mar. 1, 2004	Common Shares	Option Exercise	1,000	2.50	2,500	Cash	N/A
Mar. 1, 2004	Common Shares	Option Exercise	20,000	9.10	182,000	Cash	N/A
Mar. 2, 2004	Common Shares	Warrant Exercise	20,000	4.80	96,985	Cash	N/A
Mar. 4, 2004	Common Shares	Option Exercise	10,000	9.10	91,000	Cash	N/A
Mar. 5, 2004	Common Shares	Option Exercise	5,000	12.85	64,250	Cash	N/A
Mar. 8, 2004	Common Shares	Option Exercise	10,000	3.01	30,100	Cash	N/A
Mar. 9, 2004	Common Shares	Option Exercise	20,000	3.01	60,200	Cash	N/A
Mar. 9, 2004	Common Shares	Warrant Exercise	4,000	4.80	19,047	Cash	N/A

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security ($)	Total Proceeds(1) ($)	Type of Consideration	Commission
Mar. 12, 2004	Common Shares	Warrant Exercise	18,662	4.80	90,130	Cash	N/A
Mar. 15, 2004	Common Shares	Warrant Exercise	10,000	4.80	48,472	Cash	N/A
Mar. 16, 2004	Common Shares	Warrant Exercise	60,000	4.80	288,000	Cash	N/A
Mar. 19, 2004	Common Shares	Warrant Exercise	160,000	4.80	768,000	Cash	N/A
Mar. 22, 2004	Common Shares	Warrant Exercise	125,100	4.80	608,427	Cash	N/A
Mar. 24, 2004	Common Shares	Warrant Exercise	50,000	4.80	240,000	Cash	N/A
Mar. 26, 2004	Common Shares	Warrant Exercise	5,000	4.80	24,451	Cash	N/A
Mar. 31, 2004	Common Shares	Warrant Exercise	10,000	4.80	47,926	Cash	N/A
Total			6,120,262		52,127,213

(1)	Where total proceeds are in U.S. dollars, the exchange rate at the time of receipt is used to translate U.S. dollars to Canadian dollars.

(2)	The proceeds for this transaction were received in 2003.

(3)

The Private Placement was comprised of 2,955,000 units at $14.80 for gross proceeds of $43,951,356, which was assigned to the components of the units: $37,132,482 to shares and $6,818,874 to warrants. Each unit was comprised of one common share and one-half of one common share purchase warrant exercisable upon payment of $18.50 until January 15, 2006.

(4)

Finders’ Fees of $699,300 in cash, 31,250 units valued at $465,000 and 26,000 warrants valued at $120,000 were issued in connection with the Private Placement. Each unit was comprised of one common share and one-half of one common share purchase warrant exercisable upon payment of $18.50 until January 15, 2006. Further cash costs attributed to the private placement totalled $226,000.

Total Common Shares Issued during the three months ended March 31, 2004:              4,601,137

Total Warrants Issued during the three months ended March 31, 2004:                          1,519,125

(b)        Options Granted during the three months ended March 31, 2004:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
March 12, 2004	David Mandy	10,000	$20.50	March 12, 2006
	TOTAL	10,000

4. Summary of Securities as at March 31, 2004

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding	47,205,969 common shares
	Amount	$158,530,000

      (c)

Options Outstanding
Number	Exercise Price	Expiry Date
10,000	$2.09	June 5, 2005
20,019	$1.90	Dec. 28, 2005
47,000	$2.50	August 16, 2006
202,950	$3.01	November 6, 2006
238,900	$4.25	January 1, 2007
334,400	$8.00	August 2, 2007
384,600	$9.10	January 31, 2008
25,000	$10.35	September 3, 2005
9,200	$10.35	September 3, 2008
265,000	$12.85	December 22, 2008
10,000	$20.50	March 12, 2006
1,547,069

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
1,170,733	$4.80	May 10, 2004
302,500	US $5.05	December 18, 2004
1,519,125	$18.50	January 15, 2006
2,992,358

Brokers Warrants Outstanding
Number	Exercise Price	Expiry Date
NIL

(d)	Total number of shares in escrow: Nil Total number of shares subject to a pooling agreement: Nil

5.	List of Directors and Officers as at May 14, 2004:

Directors:

R.E. Gordon Davis David L. Johnston Catherine McLeod-Seltzer William Meyer Robert A. Quartermain

Officers:

Robert A. Quartermain Joseph J. Ovsenek Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President Senior Vice President Vice President, Exploration Vice President, Finance Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “C” – MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2004

This discussion and analysis of the consolidated operating results and financial condition of the company for the three months ended March 31, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the three months then ended and in conjunction with Management’s Discussion and Analysis for the year ended December 31, 2003. The Consolidated Financial Statements and the related Notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars.

HIGHLIGHTS

o	Drilling at Silver Standard’s new silver discovery in Mexico known as La Pitarrilla has outlined a significant resource at a discovery cost of less than US$0.02 per ounce. Drilling of a third zone of silver mineralization is expected to begin in the second quarter.
o	The company has optioned silver resources at the Berenguela project in Peru. Based on an historic ore reserve estimate, Berenguela hosts an inferred resource containing 56.3 million ounces of silver. On exercise on the option, Silver Standard’s acquisition cost would be US$0.05 per ounce of silver, based on the current silver price.
o	Exploration at Maverick Springs resulted in substantially increased silver resources.
o	Diamond drilling and feasibility work continued at Manantial Espejo in southern Argentina.
o	A consolidated income of $620,000 or $0.01 per share was recorded in the quarter compared to a $1,087,000 loss in the comparable quarter of the prior year. The gain in 2004 was due to a combination of gains on the sale of marketable securities and mineral properties, foreign exchange gains and higher investment income.
o	During the quarter, the company completed a 2,955,000 unit private placement to realize net proceeds of $43,026,000. A further $7,721,000 was raised during the quarter pursuant to the exercise of common share purchase warrants and stock options.
o	At the end of the quarter, the company had $61,307,000 in cash and cash equivalents and this compared to $16,428,000 at December 31, 2003.
o	Subsequent to the end of the quarter, Silver Standard purchased approximately 1.954 million ounces of physical silver.

PROJECTS IN FEASIBILITY AND ADVANCED EXPLORATION

Manantial Espejo, Santa Cruz Province, Argentina – In-fill and exploration drilling continued at this silver-gold project as part of a feasibility study expected to be completed by early 2005. Results confirm continuity of gold and silver mineralization in the primary vein systems – Maria and Karina/Union, two of four drill-defined zones explored to date in detail. Environmental work has commenced and geotechnical drilling, metallurgical studies and drilling are proceeding. Drilling is expected to be complete in the second quarter.

Manantial Espejo is equally held by Silver Standard and Pan American Silver Corp., the operator during feasibility.

La Pitarrilla, Durango State, Mexico – La Pitarrilla is Silver Standard’s new silver discovery located approximately 90 miles north of the city of Durango in Mexico. Drilling continued into April at two zones – Cordon Colorado and Peña Dyke – and formed the basis for a resource estimate reported subsequent to the end of quarter. Both zones are open, and drill hole plan and cross-section maps are posted in the News section of Silver Standard’s web site (www.silver-standard.com).

La Pitarrilla Resource Summary - by Resource Category

Category	Zone	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Silver (in millions of ounces)
Indicated	Cordon Colorado	8.3	123.2	3.6	32.9
Indicated	Peña Dyke	2.0	128.4	3.7	8.3
Total		10.3	124.2	3.6	41.1
Inferred	Cordon Colorado	2.6	121.9	3.6	10.2
Inferred	Peña Dyke	0.85	115.5	3.4	3.2
Total		3.4	120.3	3.5	13.1

The cost of this discovery to date is less than US$0.02 per resource ounce of silver. A third zone of mineralization – Javelina Creek — is located two kilometers (over one mile) east of Peña Dyke and at the date of this report, an access road is under construction to provide access to drill pad sites. Drilling of Javelina Creek is expected to commence in the second quarter of 2004. Silver Standard is sole owner of La Pitarrilla.

EXPLORATION PROJECTS

Maverick Springs, Elko County, Nevada – Subsequent to the end of the quarter, Snowden Mining Industry Consultants completed an updated resource estimate at this project following a drilling program completed last fall. Contained silver in the indicated category increased by 115% to 69.6 million ounces and in the inferred category by 24% to 85.6 million ounces.

Silver Standard has an option from Vista Gold Corp. to acquire, over a four-year period, a 100% interest in silver resources at Maverick Springs, primarily by funding exploration. Another phase of drilling is planned this summer.

ACQUISITIONS

Berenguela Project, Peru

On March 31, Silver Standard announced an option agreement to purchase a 100% interest in silver resources contained in the Berenguela project located 50 kilometers (30 miles) east of Juliaca in southeastern Peru, and a further agreement to acquire copies of the data and metallurgical processes and a prefeasibility study for the project.

Under the terms of agreements with Sociedad Minera Berenguela S.A. and Fossores Ltd., holder of the property and owner of the data, respectively, Silver Standard has agreed to pay US$20,000 on signing the agreements and to pay US$180,000 and issue 17,500 common shares of Silver Standard on TSX Venture Exchange acceptance. In addition, Silver Standard will carry out an exploration program estimated to cost a minimum of US$500,000 to expand the property resource, complete a resource estimate in accordance with Canada’s National Instrument 43-101 and initiate prefeasibility work.

Silver Standard may exercise the option within 16 months (and also acquire the data and other intellectual property) by paying US$0.04 to US$0.06 per resource ounce in a blend of cash and shares depending on silver prices and, on exercise, own the rights to the silver. Based on current silver prices, silver resource acquisition costs at Berenguela would be US$0.05 per ounce.

In the 1960‘s, Charter Consolidated Mining Co. and Asarco Inc. each explored the Berenguela property. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5-meter intervals over 5,108 meters. At the time, based on this work, Charter Consolidated estimated a mineable ore reserve for the property of:

Ore (in tonnes)	Silver (in g/t)	Silver (in oz./ton)	Contained Silver (in ounces)	Copper (in %)	Manganese (in %)
14,000,000	125	3.65	56,300,000	1.32	18.0

Under NI 43-101, the mineable reserve would be classified as a mineral resource. Preliminary metallurgical test work indicates that silver recoveries in excess of 85% can be achieved. Additional drilling planned by Silver Standard will provide more data for a new resource estimate. The potential for increasing silver resources is considered to be excellent. The ore body outcrops and is amenable to bulk tonnage, open pit mining methods.

Physical Silver

In mid-2003, Silver Standard started investigating the acquisition of physical silver because of its view that ownership of physical silver would help shareholders to capture upside in silver prices while it prepared for production with higher precious metal and commodity prices.

Following the decline in the price of silver in late April, Silver Standard purchased bars of silver totaling approximately 1,954,000 ounces. Acquired on the basis of the spot silver price, the company has taken delivery of its silver and will hold it for investment purposes.

ACCOUNTING POLICY CHANGE

Effective January 1, 2004, the company adopted the fair value based method of accounting for stock-based compensation which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to share capital and $4,169,000 to options, respectively, at January 1, 2004.

FINANCIAL RESULTS

For the quarter ended March 31, 2004, the company recognized income of $620,000 or $0.01 per share compared to a loss of $1,087,000 or $0.03 per share in the first quarter of 2003. The following is a summary and discussion on the various components for the first quarter financial results.

	For the three months ended March 31
Exploration and mineral property costs:	2004	2003

Property examination and exploration	$ 106,000	$ 91,000
Reclamation	25,000	42,000

	$(131,000)	$(133,000)

Exploration expense for the quarter was $106,000 which was comparable to the $91,000 spent on exploration in the prior year. Mexico continued to be the focus of our exploration activity. For the three months ended March 31, 2004, $25,000 was spent on reclamation, of which $19,000 related to accretion impact on the recorded reclamation liability and the balance related to cash reclamation costs.

	For the three months ended March 31
Expenses	2004	2003

Depreciation	$ 6,000	$ 5,000
General and administration	348,000	289,000
Professional fees	33,000	47,000
Salaries and employee benefits	71,000	157,000
Stock-based compensation	87,000	--

	$ (545,000)	$ (498,000)

Expenses for the quarter ending March 31, 2004 were $545,000 compared to $498,000 in the comparable quarter of 2003.

General and administration costs for the quarter were $348,000 compared to $289,000 in the comparable quarter of 2003. Administrative costs continued to increase in a number of areas. The cost of insurance was $16,500 higher than the prior year due to a combination of rate increases and expanded coverage. Listing and filing fees were $20,700 higher due to costs associated with the closing of the private placement that closed during the quarter. Costs in the area of shareholder and investor relations were $37,000 higher in 2004 than in the comparable quarter of 2003. Of this increase, attendance costs at various trade shows and conferences was $24,200 higher than the prior year due to greater activity.

In January 2004, the company changed its method of allocation of salary and benefit costs to its various projects to include a recovery amount for various general office common costs including rent. As a consequence, a $75,500 credit for these costs was recorded during the quarter and is included in general and administration costs. The credit will continue each quarter going forward based on actual hours spent on various projects.

Professional fees were $33,000 during the quarter, a $14,000 reduction from the $47,000 expensed during the comparable quarter in 2003. The decrease is due to timing differences in the recording of the expense.

Salaries and employee benefits were $71,000 during the current quarter compared to $157,000 in the comparable quarter of 2003. Before consideration for recoveries costs during the quarter were down $6,900 over the prior year. Salary increases that took effect on January 1, 2004 were more than offset by lower casual labour and employee benefits costs. The main reason for the reduction in salaries and benefits relates to the change in the method of recoveries mentioned above. Previously, salaries for management were allocated to projects at cost plus 30% for benefits. In January 2004, this was changed to include allocating the salaries of support staff as well as the direct costs for benefits.

The fair value of stock-based compensation for the quarter was $87,000 compared to nil in the prior year. During the quarter, 10,000 common share stock options were granted to a consultant of the company and these were valued at $53,000. A further 7,188 options granted to employees vested during the quarter and, under the new accounting policy adopted January 1, 2004, the $34,000 fair value was expensed during the quarter.

	For the three months ended March 31
Other income (expenses)	2004	2003

Investment income	$ 325,000	$ 80,000
Gain on sale of marketable securities	324,000	--
Loss on sale of assets	(2,000)	--
Gain on sale of mineral properties	437,000	--
Foreign exchange gain (loss)	212,000	(536,000)

	$ 1,296,000	$ (456,000)

The company recorded income of $1,296,000 in the first quarter of 2004 compared to a loss of $456,000 in the comparable quarter of the prior year. Investment income was $325,000 compared to $80,000 in the prior year reflecting more funds available for investment. A gain of $324,000 was made during the quarter from the sale of marketable securities. No sales took place in the comparable quarter of 2003. Gains of $437,000 were made on the sale of two mineral properties. The company received common shares of Spectrum Gold Inc. for two of its properties in British Columbia that had been fully written off in prior years. Two additional properties were sold subsequent to the first quarter. A foreign exchange gain of $212,000 was recorded in the current quarter compared to a loss of $536,000 in the comparable period of 2003. The gains recorded in 2004 reflect the impact a stronger US dollar had on the US dollars received from the private placement that closed during the quarter. In the prior year, the loss reflected the impact that the $0.05 decrease in value of the US dollar (against the Canadian dollar) had on the company’s US cash balances.

FINANCIAL POSITION AND LIQUIDITY

Cash Flow From Operations

Cash flow from operations in the first quarter was a use of $832,000 compared to a use of $844,000 in the comparable period in 2003. The following is a summary of our investing and financing activities:

Investing Activities

Total cash invested in the first quarter on mineral property costs were:

	For the three months ended March 31
	2004	2003

Manantial Espejo	$ 580,000	$ 101,000
Shafter	152,000	139,000
Candelaria	119,000	180,000
Bowdens	269,000	756,000
Challacollo	44,000	869,000
San Marcial	523,000	49,000
Diablillos	24,000	15,000
Pirquitas	70,000	8,000
La Pitarrilla	428,000	100,000
San Agustin	283,000	--
Other	186,000	160,000

	$ 2,678,000	$ 2,377,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

In the first quarter of 2004, $580,000 was spent at the Manantial Espejo property for drilling and the feasibility study. There were also drilling programs on the Bowdens ($269,000), La Pitarrilla ($428,000) and San Agustin ($283,000) properties. At the San Marcial property, the final US$387,500 option payment was made, giving us a 100% interest in this property. At the end of the first quarter of 2004, the company announced that an option agreement was reached to purchase a 100% interest in silver resources contained at the Berenguela project in Peru. There were no cash expenditures made during the quarter for the acquisition, but $551,900 was accrued reflecting the US$200,000 cash obligation paid and the fair value of the 17,500 common shares issued subsequent to the quarter end. The company will carry out an exploration program estimated to cost a minimum of US$500,000 to expand the property resource, complete a resource estimate and initiate pre-feasibility work.

Other investing activities during the first quarter of 2004 included $461,000 (2003 — $8,000) for the purchase of land and exploration equipment. The company lodged a US$1,679,435 bank letter of credit with the U.S. Department of Interior, Bureau of Land Management, relating to reclamation obligations on the Candelaria silver mine in Nevada. The size of this bonding requirement is expected to be reduced over time with the reclamation that has been completed to date. Under the terms and conditions with its banker, the company agreed to lodge $2,500,000 as collateral for the letter of credit and to provide sufficient additional collateral if the Canadian dollar falls below US $0.69.

Proceeds received on the sale of marketable securities were $621,000 (2003 — nil).

Financing Activities

During the first quarter of 2004, the company raised a total of $51,672,000 from the issuance of new equity compared to $856,000 in the comparable period of 2003. The components of the amount raised are:

	For the three months ended March 31
	2004	2003

Private placement	$ 43,951,000	$ --
Exercise of stock options	1,868,000	62,000
Exercise of warrants	5,853,000	794,000

	$ 51,672,000	$ 856,000

In January 2004, the company completed a private placement and issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000; issued 26,000 warrants valued at $120,000 and paid $925,000 in cash as finders’ fees and other costs relating to this private placement.

CASH RESOURCES AND LIQUIDITY

At the end of the quarter, the company had working capital of $62,177,000 compared to working capital of $16,893,000 at the start of the quarter – an increase of $45,284,000. With this increased working capital position, we will be able to meet all our obligations for the foreseeable future.

In April and May, 2004, the company purchased approximately 1,954,000 ounces of silver bullion. This action was taken in part to recognize that silver is an investment alternative for the company’s discretionary cash and to provide maximum exposure to silver.

INVESTMENT CONFERENCES

In April, Bob Quartermain met with institutional investors in London, Paris, Geneva and Zurich prior to the company’s presentation at the European Gold Forum in Zurich. Interest in precious metals in Europe has increased since last year. Silver Standard’s meetings with institutional investors in New York and Boston will continue in June.

Silver Standard will be participating again in the Institutional Gold Conference in New York on June 2-3, and the Gold and Precious Metals Investment Conference in Las Vegas on September 11-12. For additional information, please contact Investor Relations toll-free in North America at 888-338-0046.

The company supports the research efforts of CPM Group and the Silver Institute which are both issuing their annual reviews in May. A limited number of copies of CPM Group’s Silver Survey 2004 will be available through Investor Relations.

OUTLOOK

The recent volatility in precious metals prices has provided Silver Standard with further opportunities to expand its exposure to silver. The company is well-financed and can weather further volatility with its relatively low “burn rate” for a considerable length of time. With drilling set to resume at La Pitarrilla, shareholders can look forward to further property developments through the summer.